UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium
011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE
This amendment to the registrants' current report on Form 6-K, which was furnished on April 1, 2014 (the "Original Report"), is being furnished to insert certain financial tables which were inadvertently omitted from the Original Report.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV, dated April 1, 2015, announcing its final results for 2014 and a new dividend policy.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: April 3, 2015

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

EURONAV NV ANNOUNCES FINAL RESULTS 2014 AND NEW DIVIDEND POLICY

•	USD 0.25 per share gross dividend proposed for annual shareholders' meeting on 13 May 2015
•	Dividend policy going forward to distribute at least 80% of net results
•	Confirmation of the preliminary results published on 11 February 2015
Paddy Rodgers, CEO of Euronav commented the final results: "2014 was a remarkable year for Euronav and we are delighted to share this success with shareholders at the first opportunity with a dividend in May and adoption of a new dividend policy".

Consolidated financial results 2014 summary

The most important key figures are:
in thousands of USD		fourth quarter 2013	fourth quarter 2014	Full Year 2014	Full Year 2013
		Restated*			Restated*
turnover		80,295	144,866	473,985	304,622
EBITDA		20,860	67,588	172,481	82,244
depreciation		-34,510	-47,894	-160,954	-136,958
EBIT (operating result)		-13,651	19,694	11,527	-54,714
financial result		-13,512	-37,458	-93,353	-52,644
share of profit(loss) of Equity Accounted investees		3,967	7,992	30,286	17,853
result before taxation		-23,196	-9,772	-51,540	-89,505
Tax Expense		-79	5,837	5,743	-178
result after taxation		-23,275	-3,935	-45,797	-89,683
Attributable to:	owners of the company	-23,275	-3,935	-45,797	-89,683
	non-controlling intrests	0	0	0	0

The contribution to the result is as follows
in thousands of USD		fourth quarter 2013	fourth quarter 2014	Full Year 2014	Full Year 2013

Tankers		-29,457	-11,243	-75,250	-117,867
FSO		6,182	7,308	29,453	28,184
result after taxation		-23,275	-3,935	-45,797	-89,683

Information per share:
in USD per share		fourth quarter 2013	fourth quarter 2014	Full Year 2014	Full Year 2013

number of shares**		50,914,237	129,300,666	116,539,018	50,230,438
EBITDA		0.41	0.52	1.48	1.64
EBIT (operating result)		-0.27	0.15	0.10	-1.09
result after taxation		-0.46	-0.03	-0.39	-1.79

* All figures have been prepared under IFRS as adopted by EU (International Financial Reporting Standards) and have been audited by the statutory auditor. The comparative figures for 2013 have been restated following the application of IFRS 10 & 11 on Joint Arrangements.
** The number of shares outstanding on December 31, 2014 is 131,050,666 (including 1,750,000 treasury shares).

2014 Dividend

It will be proposed to the annual shareholders' meeting of 13 May 2015 to distribute a gross dividend in the amount of USD 0.25 per share to all shareholders. The dividend will be payable as from 22 May 2015. The share will trade ex-dividend as from 18 May 2015 (record date 19 May 2015). The dividend to holders of Euronext shares will be paid in EUR at the USD/EUR exchange rate of the record date.

The proposal put before the annual shareholders' meeting for the dividend over the financial year 2014 from profits carried forward is justified in view of the stronger tanker markets since the end of 2014 which have continued in 2015. The gross dividend of USD 0.25 per share will make a total distribution in the amount of just below USD 40 million (USD 39,802,237.25). This acceleration of returning excess cash to shareholders reflects the Board's and management's commitment to creating and sustaining shareholder value. The USD 0.25 gross dividend per share paid from profits carried forward over financial year 2014 is, on this occasion, considered part of the new dividend policy for 2015.

Dividend policy

Euronav today announces its new dividend policy for the group going forward. For future dividends, Euronav intends to distribute at least 80% of its annual net result.  The yearly dividend is paid in two instalments: first as an interim dividend, then as a balance payment corresponding to the final dividend. The interim dividend payout ratio, which may typically be more conservative than the yearly payout of at least 80% of net results, is announced together with the half year results and is paid in September.

The final dividend is proposed by the Board of Directors (and is subject to approval by the shareholders). It is announced in March, together with the group full year results and is paid after the approval of shareholders at the annual shareholders meeting which takes place the second Thursday of the month of May and will be paid within the month of May.

Highlights 2014

CHANGE IN ACCOUNTING POLICY: FIRST-YEAR ADOPTION OF IFRS 10 & IFRS 11

The Company is applying the new accounting standards IFRS 10 and IFRS 11 as of 1 January 2014. As a result, the consolidation method applied to joint ventures has changed. Consequently, all the joint ventures in which the Company has an interest have now been accounted for, using the equity method and are reported in the income statement under the line "Share of profit (loss) of equity accounted investees". For more details about the impact of the first-time adoption of IFRS 10 and IFRS 11, please see note "v" of the significant accounting policies included in the notes to the consolidated financial statements for the period ended 31 December 2013 in our annual report 2013 and note "2(e)" in our annual report 2014.

CORPORATE

Euronav received USD 50 million gross proceeds upon the issuance of 5,473,571 of the Company's ordinary shares in an equity offering at EUR 6.70 per share (based on the USD/EUR exchange rate of USD 1.3634 in effect on 6 January 2014). The proceeds of the offering were used to partially finance the acquisition of fifteen VLCCs purchased from Maersk Tankers Singapore Ltd.

After reaching an agreement with private investors in December 2013, Euronav received USD 150 million gross proceeds upon the issuance of 60 perpetual convertible preferred equity securities, each with a denomination of USD 2.5 million. The proceeds of the issuance were used to strengthen the Company's balance sheet liquidity, to diversify funding sources and for general corporate and working capital purposes.

Euronav issued USD 235.5 million in aggregate principal amount of 7-year redeemable unsecured bonds. The bonds were issued at 85% of their principal amount with an interest rate of 5.95% per annum for the first year which would increase to 8.50% per annum for the second and the third years and would further increase to 10.20% per annum from year four until maturity in 2021. The Company was entitled to redeem the bonds at any time at par. The proceeds of the bonds were used to partially finance the acquisition of 15 VLCCs entered into in January. These bonds were fully repaid in February 2015 using the proceeds of the initial public offering in the US.

Euronav issued 9,459,286 ordinary shares upon the contribution in kind of 30 out of the 60 issued and outstanding perpetual convertible preferred equity securities.

Euronav received gross proceeds of USD 300 million upon the issuance of 32,841,528 of our ordinary shares in an equity offering at EUR 6.70 per share (based on the USD/EUR exchange rate of USD 1.3634 in effect on 6 January 2014). The proceeds of the offering were used to partially finance the acquisition of the 15 VLCCs.

Euronav released a redemption notice, reporting that Euronav would exercise its right to redeem on 9 April 2014 all of the convertible bonds issued in 2013 and maturing in 2018 not converted before 2 April 2014.

Euronav signed a new USD 500 million senior secured credit facility. The facility was available as from 25 March 2014 for the purpose of financing the acquisition of 15 VLCCs announced in January 2014. The credit facility has a 6-year maturity as from closing the syndication and bears interest at a rate based on LIBOR plus a margin of 2.75%.

Euronav redeemed all of the convertible bonds issued in 2013 and maturing in 2018 and which were not converted before 2 April 2014. None of the convertible bonds maturing in 2018 remain outstanding.

Euronav raised 125 million USD through a private placement of 10,556,808 new shares to institutional investors selected through an accelerated book build offering. The funds raised were used to partially finance the purchase of 4 VLCC vessels as announced on 8 July 2014.

Euronav filed a Registration Statement on Form F-1 with the U.S. Securities and Exchange Commission for a proposed initial public offering of its ordinary shares in the United States of America.

Euronav signed a new USD 340 million senior secured credit facility comprising (i) a USD 192 million term loan facility and (ii) a USD 148 million non-amortising revolving credit facility for the purpose of partially financing the acquisition of four VLCCs as announced in July and refinancing four existing Suezmax vessels.

TANKER

The VLCC Ardenne Venture (2004 - 318,658 dwt) was delivered to its new owners under the sale for USD 41.7 million that was announced on 14 November 2013. The capital gain for Euronav of approximately USD 2.2 million was recognized in the first quarter of 2014.

Euronav entered into a contract to acquire fifteen VLCCs for a total acquisition price of USD 980 million. At the time of the acquisition, the vessels had an average age of 4 years. In the course of 2014 the Company took delivery of all 15 vessels and successfully integrated these under its ship management.

Euronav sold its oldest double-hulled VLCC Luxembourg (1999 – 299,150 dwt) for USD 28 million resulting in a capital gain of USD 6.4 million, which was recognised upon delivery to its new owner on 28 May 2014. The vessel was wholly owned by Euronav. The vessel will be converted into a FPSO and will therefore leave the world VLCC trading fleet.

Euronav agreed to charter-in two vessels for a period of 12 months, the VLCC Maersk Hojo (2013 – 302,965 dwt) and the VLCC Maersk Hirado (2011 – 302,550 dwt), with the option to extend the charter for an additional 12 months. The time charters respectively commenced on 24 March 2014 and 3 May 2014 upon delivery of the vessel.

The Company agreed to extend the period of the purchase option on the Antarctica (2009 – 315,981 dwt) and the Olympia (2008 – 315,981 dwt) by one month, until 30 April 2014. This purchase option was subsequently exercised for an aggregate purchase price of USD 178 million. The USD 20 million option fee that the Company received in January 2011 was deducted from the purchase price. The sale resulted in an estimated combined capital loss of USD 7.4 million which was recorded in the second quarter of 2014.

Euronav entered into an agreement for the purchase of four modern Japanese built VLCC vessels for an aggregate purchase price of USD 342 million. At the time of their acquisition, the vessels were on average three years old. Towards the end of the year Euronav took delivery of two of these VLCCs: the Hojo (2013 – 302,965 dwt) and the Hakone (2010 - 302,624 dwt).

The owners of the Cap Isabella (2013 – 157,258 dwt), which Euronav had on bareboat charter, decided to sell the vessel. Euronav was entitled to a share of the profit should the selling price exceed a certain threshold and booked a profit of USD 4.3 million in the fourth quarter of 2014.

Tankers International pool which operates the Company's spot VLCC tonnage, started operating in a joint venture with Frontline on 6 October 2014. This combination is the largest provider of spot VLCC tonnage in the world and is operating under the name VLCC Chartering Ltd.

OFFSHORE

Euronav Ship Management Antwerp (ESMA) successfully took over the ship management of the vessel FSO Africa (2002 – 442,000 dwt), owned by TI Africa Ltd. Her sister vessel FSO Asia (2002 – 442,000 dwt) is already managed by ESMA as from the conversion of the vessel into an FSO in 2009.

Events occurred after the end of the financial year ending 31 December 2014

On 15 January 2015 the VLCC Antarctica (2009 – 315,981 dwt) was delivered to its new owners for conversion into an FPSO. Delivery was earlier than expected, resulting in an increased purchase price and a corresponding gain on disposal of assets of USD 2.2 million which will be recorded in the first quarter of 2015.

On 20 January 2015 Euronav announced the commencement of its underwritten initial public offering in the United States of 13,550,000 ordinary shares.

On 23 January 2015 Euronav announced the upsizing (from the initially announced 13,550,000 shares to 16,260,000 shares) of its initial public offering in the United States as well as pricing of the offering at an issue price per share of USD 12.25. As of this date, Euronav's shares offered in the United States commenced trading on the New York Stock Exchange (the "NYSE") under the ticker symbol "EURN". On the same date Euronav launched its U.S. Exchange Offer which enabled shareholders to reposition their shares that are listed and tradeable on Euronext Brussels into shares listed and tradeable on the NYSE.

On 28 January 2015 Euronav announced the closing of its initial public offering of 18,699,000 shares at a public offering price of USD 12.25 per share for gross proceeds of USD 229,062,750. This included the exercise in full by the underwriters of their overallotment option.
On 30 January 2015 Euronav issued a mandatory contribution notice pursuant to which it would exercise its right to request the contribution in kind of the 30 outstanding perpetual convertible preferred equity securities.

On 31 January 2015 the 250 remaining outstanding fixed rate senior unsecured convertible bonds, due 2015 with a face value of USD 100,000, have been fully redeemed at par. Euronav held 18 of these bonds. As a result, since that date, no more convertible bonds remain outstanding.

On 6 February 2015 Euronav's share capital was increased following the contribution in kind of 30 perpetual convertible preferred equity instruments issued on 15 December 2013 which resulted in the issuance of 9,459,283 new ordinary shares. There are no more perpetual convertible preferred equity instruments outstanding.

On 19 February 2015 Euronav repaid the USD 235.5 million bond issued to partly finance the acquisition of 15 VLCCs. As the bond was issued below par and in accordance with IFRS, the Company amortized USD 20.4 million (non-cash) in the fourth quarter of 2014 bringing the amortization related to this bond for the full year 2014 to USD 31.9 million (non-cash) and a further USD 4.1 million (non-cash) in the first quarter of 2015.

On 26 February 2015 Euronav took delivery of the VLCC Hirado (2011 – 302,550 dwt) which was part of the acquisition of 4 modern Japanese-built VLCC vessels announced on 8 July 2014.

On 23 March 2015 Euronav closed its U.S. Exchange Offer which enabled shareholders to reposition their shares that are listed and tradeable on Euronext Brussels into shares listed and tradeable on the NYSE.

Prospects for 2015
The fundamental drivers for the tanker market, supply and demand for seaborne transport, are constructive and support the view of a robust market in both the short and medium term. Management believes that Euronav is well positioned for this market structure having expanded with the support of the capital markets during 2014 to become the largest, independent pure-play crude tanker platform in the world. In addition, management has deliberately positioned the fleet to have around 16,000 days open to the spot market for 2015 where we expect continued freight rate expansion.

There are several supportive factors.

Firstly, demand for oil has remained robust over the past three years. The fall in the oil price since October should stimulate additional demand as the reduction in the oil price should act as a direct stimulus to the global economy. The benefit of lower oil prices also implies a reduction in one of our key operational costs – namely bunker fuel.

Secondly, the tanker fleet order book is at his lowest since 1997 and vessel supply should remain restricted for at least the next two years.

Thirdly, the financial crisis has changed the landscape for shipping finance as many previous providers of capital, particularly European Banks, have withdrawn and those left are increasingly constrained by capital adequacy rules. This development provides a clear advantage for transparent, well capitalised platforms such as Euronav who have and will continue to work in partnership with the capital markets. Euronav's effective use and access to capital markets has been repeatedly demonstrated, in particular during the last 18 months.

Fourthly, ton-miles, which have structurally increased in the last 3 years, should continue to have a significant impact on the demand dynamics of the tanker markets. The Atlantic is effectively long oil and this oil supply is feeding demand from non-OECD and especially from Asia and the Far East. Therefore, traditional trade lanes should continue to be replaced by longer haul routes with the Far East as their ultimate destination. This in turn should act as a multiplier effect on the underlying demand for oil which we expect in any event to exhibit further growth as the fall in the oil price should stimulate economic expansion and energy needs over time.

Other factors provide an encouraging background: short term, the oil price contango may continue to drive support for floating storage and reduce capacity. Lower bunker costs may make speed less of a cost issue BUT ship owners should not waste fuel so speeds in ballast will vary as to whether the ship is sailing to a cargo or not. No rational ship owner will want to speed up just to wait. The industry has learnt over the past five years how to manage variable voyage costs and speed is the key factor.

Euronav has developed into the largest and most transparent tanker platform with 52 vessels on the water today. We have deliberately exposed our fleet to the spot market for 2015 to benefit from what we believe will be a multi-year, growing freight rate market underpinned by a well-capitalized balance sheet and supported by strategic, demand and supply factors. Tanker markets should continue to grow but are expected to remain volatile. This volatility is an essential element of the tanker sector. It should not be forgotten but embraced as it provides the Company with ongoing opportunities to deliver value.

Financial calendar 2015

Thursday 2 April 2015
Annual report 2014 available on website
Thursday 30 April 2015
 Announcement of first quarter results 2015
Wednesday 13 May 2015
Annual Shareholders' meeting 2015
Thursday 30 July 2015
Announcement of second quarter results 2015
Thursday 27 August 2015
Announcement of final half year results 2015
Monday 31 August 2015
Half year report 2015 available on website
Tuesday 29 October 2015
Announcement of third quarter results 2015

The Board of Directors, represented by Peter G. Livanos as permanent representative of Tanklog Holdings Limited, its Chairman, and the Executive Committee, represented by Paddy Rodgers, Chief Executive Officer and Hugo De Stoop, Chief Financial Officer, hereby confirm, in the name and for account of Euronav that, to the best of their knowledge the financial statements as of 31 December 2014 presented herein were established in accordance with applicable accounting standards (IFRS or Belgian GAAP) and give a true and fair view, as defined by these standards, of the assets, liabilities, financial position and results of Euronav NV.

On behalf of the Board of Directors:

Paddy Rodgers	Peter G. Livanos
Chief Executive Officer	Chairman of the Board of Directors

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

*
*  *

Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 52 double hulled vessels being 1 V-Plus, 2 FSO vessels (both owned in 50%-50% joint venture), 26 VLCCs of which 1 in joint venture and 23 Suezmaxes (of which 4 in joint venture). The company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.

Consolidated statement of financial position
(in thousands of USD except per share amounts)

	December 31, 2014	December 31, 2013	January 1, 2013
		Restated *	Restated *
ASSETS

Current assets
Trade and other receivables	194,733	95,913	81,426
Current tax assets	36	36	27
Cash and cash equivalents	254,086	74,309	113,051
Non-current assets held for sale	89,000	21,510	52,920

Total current assets	537,855	191,768	247,424

Non-current assets
Vessels	2,258,334	1,434,800	1,592,837
Other tangible assets	1,226	633	666
Prepayments	16,601	10,000	-
Intangible assets	29	31	79
Receivables	258,447	259,535	226,161
Investments in equity-accounted investees	17,332	23,114	21,074
Deferred tax assets	6,536	880	963

Total non-current assets	2,558,505	1,728,993	1,841,780

TOTAL ASSETS	3,096,360	1,920,761	2,089,204

EQUITY and LIABILITIES

Equity
Share capital	142,441	58,937	56,248
Share premium	941,770	365,574	353,063
Translation reserve	379	946	730
Hedging reserve	-	(1,291)	(6,721)
Treasury shares	(46,062)	(46,062)	(46,062)
Other equity interest	75,000	-	-
Retained earnings	359,180	422,886	509,712

Equity attributable to owners of the Company	1,472,708	800,990	866,970

Current Liabilities
Trade and other payables	125,555	107,094	133,146
Tax liabilities	1	21	-
Bank loans	146,303	137,677	110,621
Convertible and other Notes	23,124	-	-
Provisions	412	-	-

Total current liabilities	295,395	244,792	243,767

Non-current liabilities
Bank loans	1,088,026	710,086	800,853
Convertible and other Notes	231,373	125,822	132,694
Other payables	489	31,291	36,874
Deferred tax liabilities	-	-	-
Employee benefits	2,108	1,900	2,166
Amounts due to equity-accounted joint ventures	5,880	5,880	5,880
Provisions	381	-	-

Total non-current liabilities	1,328,257	874,979	978,467

TOTAL EQUITY and LIABILITIES	3,096,360	1,920,761	2,089,204

* The comparative figures for 2013 have been restated following the application of IFRS 10 & IFRS 11 on Joint Arrangements.

Consolidated statement of profit or loss
(in thousands of USD except per share amounts)

	2014	2013
	Jan.1 - Dec 31, 2014	Jan.1 - Dec 31, 2013
		Restated *
Shipping revenue
Revenue	473,985	304,622
Gains on disposal of vessels/other tangible assets	13,122	8
Other operating income	11,411	11,520
Total shipping revenue	498,518	316,150

Operating expenses
Voyage expenses and commissions	(118,303)	(79,584)
Vessel operating expenses	(124,089)	(105,911)
Charter hire expenses	(35,664)	(21,031)
Losses on disposal of vessels/other tangible assets	-	(215)
Impairment on non-current assets held for sale	(7,416)	-
Depreciation tangible assets	(160,934)	(136,882)
Depreciation intangible assets	(20)	(76)
General and administrative expenses	(40,565)	(27,165)
Total operating expenses	(486,991)	(370,864)

RESULT FROM OPERATING ACTIVITIES	11,527	(54,714)

Finance income	2,617	1,993
Finance expenses	(95,970)	(54,637)
Net finance expenses	(93,353)	(52,644)

Share of profit (loss) of equity accounted investees (net of income tax)	30,286	17,853

PROFIT (LOSS) BEFORE INCOME TAX	(51,540)	(89,505)

Income tax benefit (expense)	5,743	(178)

PROFIT (LOSS) FOR THE PERIOD	(45,797)	(89,683)

Attributable to:
Owners of the company	(45,797)	(89,683)

Basic net income/(loss) per share	(0.39)	(1.79)
Diluted net income/(loss) per share	(0.39)	(1.79)

Weighted average number of shares (basic)	116,539,018	50,230,438
Weighted average number of shares (diluted)	116,539,018	50,230,438

Consolidated statement of comprehensive income
(in thousands of USD except per share amounts)

Profit/(loss) for the period	(45,797)	(89,683)

Other comprehensive income, net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability(asset)	(393)	263

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	(567)	216
Cash flow hedges - effective portion of changes in fair value	1,291	5,430
Equity-accounted investees - share of other comprehensive income	2,106	3,077

Other comprehensive income, net of tax	2,437	8,986

Total comprehensive income for the period	(43,360)	(80,697)

Attributable to:
Owners of the company	(43,360)	(80,697)

* The comparative figures for 2013 have been restated following the application of IFRS 10 & IFRS 11 on Joint Arrangements.

Consolidated statement of changes in equity
(in thousands of USD except per share amounts)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Capital and reserves	Other equity interest	Total equity
Balance at January 1, 2013 as reported	56,248	353,063	730	(15,221)	(46,062)	518,212	866,970	-	866,970

Impact of changes in accounting policies	-	-	-	8,500	-	(8,500)	-	-	-
Balance at January 1, 2013 restated *	56,248	353,063	730	(6,721)	(46,062)	509,712	866,970	-	866,970

Profit (loss) for the period	-	-	-	-	-	(89,683)	(89,683)	-	(89,683)
Total other comprehensive income	-	-	216	5,430	-	3,340	8,986	-	8,986
Total comprehensive income, restated *	-	-	216	5,430	-	(86,343)	(80,697)	-	(80,697)

Transactions with owners of the company
Issue and conversion convertible Notes	2,689	12,511	-	-	-	(666)	14,534	-	14,534
Equity-settled share-based payment	-	-	-	-	-	183	183	-	183
Total transactions with owners	2,689	12,511	-	-	-	(483)	14,717	-	14,717

Balance at December 31, 2013 restated *	58,937	365,574	946	(1,291)	(46,062)	422,886	800,990	-	800,990

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Capital and reserves	Other equity interest	Total equity
Balance at January 1, 2014	58,937	365,574	946	(1,291)	(46,062)	422,886	800,990	-	800,990

Profit (loss) for the period	-	-	-	-	-	(45,797)	(45,797)	-	(45,797)
Total other comprehensive income	-	-	(567)	1,291	-	1,713	2,437	-	2,437
Total comprehensive income	-	-	(567)	1,291	-	(44,084)	(43,360)	-	(43,360)

Transactions with owners of the company
Issue of ordinary shares	53,119	421,881	-	-	-	(12,694)	462,306	-	462,306
Issue and conversion convertible Notes	20,103	89,597	-	-	-	(7,422)	102,278	-	102,278
Issue and conversion perpetual convertible preferred equity	10,282	64,718	-	-	-	(3,500)	71,500	75,000	146,500
Equity-settled share-based payment	-	-	-	-	-	3,994	3,994	-	3,994
Total transactions with owners	83,504	576,196	-	-	-	(19,622)	640,078	75,000	715,078

Balance at December 31, 2014	142,441	941,770	379	-	(46,062)	359,180	1,397,708	75,000	1,472,708

* The comparative figures for 2013 have been restated following the application of IFRS 10 & IFRS 11 on Joint Arrangements.

Consolidated statement of cash flows
(in thousands of USD except per share amounts)

	2014	2013
	Jan.1 - Dec 31, 2014	Jan.1 - Dec 31, 2013
		Restated *
Cash flows from operating activities
Profit (loss) for the period	(45,797)	(89,683)

Adjustments for:	217,410	172,095
Depreciation of tangible assets	160,934	136,882
Depreciation of intangible assets	20	76
Impairment on non-current assets held for sale	7,416	-
Provisions	840	-
Tax benefits (expenses)	(5,743)	178
Share of profit of equity-accounted investees, net of tax	(30,286)	(17,853)
Net finance expense	93,353	52,644
Capital gain(loss) on disposal of assets	(13,118)	(15)
Equity-settled share-based payment transactions	3,994	183

Changes in working capital requirements	(112,280)	(43,442)
Change in cash guarantees	(658)	(1)
Change in trade receivables	(23,755)	(79)
Change in accrued income	(8,577)	(1,706)
Change in deferred charges	(2,124)	(8,664)
Change in other receivables	(64,299)	(4,036)
Change in trade payables	(10,512)	19,899
Change in accrued payroll	166	(28)
Change in accrued expenses	9,581	8,342
Change in deferred income	(2,016)	(1,065)
Change in other payables	(10,171)	(56,018)
Change in provisions for employee benefits	85	(86)

Income taxes paid during the period	67	(82)
Interest paid	(54,449)	(47,895)
Interest received	421	90
Dividends received from equity-accounted investees	9,410	-

Net cash from (used in) operating activities	14,782	(8,917)

Acquisition of vessels	(1,053,939)	-
Proceeds from the sale of vessels	123,609	52,920
Acquisition of other tangible assets	(123,188)	(10,325)
Acquisition of intangible assets	(19)	(30)
Proceeds from the sale of other (in)tangible assets	22	24
Loans from (to) related parties	29,508	(11,475)
Proceeds of disposals of joint ventures, net of cash disposed	1,000	-
Purchase of joint ventures, net of cash acquired	-	(3,000)

Net cash from (used in) investing activities	(1,023,007)	28,114

Proceeds from issue of share capital	475,000	-
Transaction costs related to issue of share capital	(12,694)	-
Proceeds from issue of perpetual convertible preferred equity	150,000	-
Transaction costs related to issue perpetual convertible preferred equity	(3,500)	-
Proceeds from new long-term borrowings	1,395,392	61,390
Repayment of long-term borrowings	(799,891)	(118,770)
Transaction costs related to issue of loans and borrowings	(15,284)	-
Dividends paid	(2)	(4)

Net cash from (used in) financing activities	1,189,021	(57,384)

Net increase (decrease) in cash and cash equivalents	180,796	(38,187)

Net cash and cash equivalents at the beginning of the period	74,309	113,051
Effect of changes in exchange rates	(1,019)	(555)

Net cash and cash equivalents at the end of the period	254,086	74,309

* The comparative figures for 2013 have been restated following the application of IFRS 10 & IFRS 11 on Joint Arrangements.